33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

May 29, 2002

Office of International Corporate Financ[redacted]
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Completion of Integration of Accounting System etc.
of The Chuo Mitsui Trust and Banking Co., Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

6/3

May 8, 2002

To whom it may concern:

Mitsui Trust Financial Group
Mitsui Trust Holdings, Inc.
(Code No: 8309)
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Asset Trust and Banking Co., Ltd.

Completion of Integration of Accounting Systems etc. of The Chuo Mitsui Trust and Banking Co., Ltd.

The Chuo Mitsui Trust and Banking Co., Ltd. (Bank) (President: Kiichiro Furusawa) has completed the following integration of multiple accounting systems that had worked simultaneously, and has conducted a significant review of the branch network, including the closure of 47 branches in total, with the centralization of the headquarters functions of Mitsui Trust Financial Group companies:

1. Completion of integration of accounting systems

Following the merger of The Chuo Trust and Banking Co., Ltd.(CTB) and The Mitsui Trust and Banking Co., Ltd.(MTB) in April 2000, the Bank had been managing the individual accounting systems of the former three banks simultaneously, by connecting them with a relay system which we have developed. In January 2002, the Bank integrated the former CTB's system (C-BEST) and MTB's system (MYTRUST). Then, on May 7, integration of the accounting systems was finally completed with the integration of the system of the former Hokkaido Takushoku Bank, Ltd. with the MYTRUST system. Given that other systems, such as the systems for pension operations and transfer agent operations, have already been integrated, this latest operation marks the completion of the integration of all systems.

2. Restructuring of branch network by combining and closing branch offices

On May 7, the Bank closed the operations of 34 independent branches and 13 branches which were located in the same buildings of the independent branches, total 47 branches, and transferred their operations to other branches.

To promote a completely efficient branch management on the lines of the existing plans, the Bank has used the opportunity of the integration of accounting systems to further review its branch network.

With the current review of the branch network, the number of manned branches (excluding branches located in the same buildings of the independent branches) other than in-store mini-branches has fallen by 34, from 119 (normal branches: 90, satellite branches: 29) to 85 (normal branches: 81, satellite branches: 4).

In addition, the Bank plans to integrate six branches in the second half of fiscal year 2002, thereby reducing the number of branches to 79 (normal branches: 73, satellite branches: 6) by the end of March 2003.

For customer convenience, the Bank has started a service free of charge when using Post Office ATM starting November, and also placed unmanned ATM near closed branches.

3. Centralization of headquarters functions of Mitsui Trust Financial Group companies

The Mitsui Trust Financial Group transferred the fund settlement departments of CMTB and most of the headquarters functions of MATB to the Celestine Shiba Mitsui Building, which is adjacent to the Mitsui Trust & Holdings/CMTB head office building in Shiba, Minato-ku, Tokyo. Operations at the new location commenced on May 7.

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500

33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
,TELEX: J26397 SWIFT Address: MTRBJPJT

May 29, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Submission of a "Financial Health Improvement Plan"

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

May 10, 2002

To whom it may concern:

Mitsui Trust Holdings, Inc.
(Code No: 8309)

Submission of a "Financial Health Improvement Plan"

The Mitsui Trust Financial Group has promoted a series of management organizational reforms, led by the establishment of a holding company, the transfer of pension and security trust from The Chuo Mitsui Trust and Banking Co., Ltd.(CMTB) to Mitsui Asset Trust and Banking Co., Ltd.(MATB), and strengthening the capital base in a large scale which CMTB has announced on October 26, 2001.

With these reforms, Mitsui Trust Holdings, Inc. (President: Kiichiro Furusawa) has revised its ongoing financial health improvement plan previously made by CMTB, to a plan on a consolidated basis of CMTB and MATB under Mitsui Trust Holdings, Inc., and submitted it to the Financial Services Agency(FSA). Besides, the plan is based on the basic concept for reviewing financial health improvement plan announced by Financial Reconstruction Commission on September 30, 1999 as well as the provision of Article 1-2 of the enforcement regulation of the Financial Function Early Strengthening Law.

In this connection, Mitsui Trust Holdings Inc. will report the status of implementation of this plan to the FSA in accordance with the provision of Article 5-4 of the Financial Function Early Strengthening Law.

In making the current review of the plan, we have entirely reflected the measures to increase earnings in each core business which were set out in the financial health improvement plan released by CMTB in August 2001, as well as measures to reduce expenditures by promoting restructuring, and after considering the implications of changes in the external environment.

In addition, to strengthen our financial position further, we will continue to promote greater profitability by bolstering our business base and reducing expenditures through additional and more drastic restructuring efforts, considering the expected net loss for fiscal year 2001 due to eliminating unrealized losses on securities holdings and accelerating the disposal of bad loans.

The summary of the financial health improvement plan that we have submitted on this occasion is shown in the attachment.

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500

Mitsui Trust Financial Group

Financial Health Improvement Plan

May 2002

Mitsui Trust Holdings, Inc.
(The Chuo Mitsui Trust and Banking Co., Ltd.)
(Mitsui Asset Trust and Banking Co., Ltd.)

○ Outline of "Management Restructuring" - Improvement of credibility and increasing equity capital

[Before Management Restructuring]



Chuo Mitsui Trust & Banking
Banking division
Retail trust Division
Wholesale trust division
(Current) Mitsui Asset Trust & Banking
(former Sakura Trust & Banking)

[1st step] (Feb1, 2002) - After establishing a holding company, all shares in Mitsui Asset Trust & Banking held by Chuo Mitsui Trust & Banking were transferred to the holding company.



Mitsui Trust Holdings
(holding company)
Chuo Mitsui Trust & Banking
Banking division
Retail trust division
Wholesale trust division
Mitsui Asset Trust & Banking

[2nd step] (Mar 25, 2002) - Pension and securities trust divisions (wholesale trust division) of Chuo Mitsui Trust & Banking were transferred to Mitsui Asset Trust & Banking (*kaisha bunkatsu*).



Mitsui Trust Holdings
(holding company)
Chuo Mitsui Trust & Banking
Banking division
Retail trust division
Transfer of the wholesale trust division
Mitsui Asset Trust & Banking
Wholesale trust division

[3rd step] (Late Mar 2002 - early Apr 2002) - Financing:Recapitalization (57.1 billion yen) and capital participation (39 billion yen) by closely related companies including other members of the Mitsui Group.



Closely related companies including other members of the Mitsui Group
Recapitalization
Capital participation
Mitsui Trust Holdings
(holding company)
Recapitalization
Chuo Mitsui Trust & Banking
Banking division
Retail trust division
Mitsui Asset Trust & Banking
Wholesale trust division

○ Trend in net business profits, etc.

(100 million yen)

Net business profits (net operating profits before transfer in the general reserve for possible loan losses and trust account write-offs)									
		Gross business profits (before write-offs in the trust account)		Costs					
						Personnel costs		Non-personnel costs	
Year ending Mar 2001 Actual results	Year ending Mar 2006 Plan	Year ending Mar 2001 Actual results	Year ending Mar 2006 Plan	Year ending Mar 2001 Actual results	Year ending Mar 2006 Plan	Year ending Mar 2001 Actual results	Year ending Mar 2006 Plan	Year ending Mar 2001 Actual results	Year ending Mar 2006 Plan
1,644	2,480	3,427	3,883	1,784	1,403	777	639	928	696

(Note) On the consolidated basis of The Chuo Mitsui Trust & Banking and Mitsui Asset Trust & Banking

○ Trend in cost ratio (costs/gross business profits before write-offs in the trust account)

Cost ratio					
		Personnel cost ratio		Non-personnel cost ratio	
Year ending Mar 2001 Actual results	Year ending Mar 2006 Plan	Year ending Mar 2001 Actual results	Year ending Mar 2006 Plan	Year ending Mar 2001 Actual results	Year ending Mar 2006 Plan
52%	36%	23%	16%	27%	18%

(Note) On the consolidated basis of The Chuo Mitsui Trust & Banking and Mitsui Asset Trust & Banking

○ Trend in capital-adequacy ratio (consolidated basis)

Year ending Mar 2001	Year ending Mar 2002	Year ending Mar 2003	Year ending Mar 2004	Year ending Mar 2005	Year ending Mar 2006
Actual results	Estimate	Plan	Plan	Plan	Plan
10.7%	10.4%	11.4%	11.8%	12.3%	13.2%

(Note) Consolidated Mitsui Trust Holdings results (domestic standard)
Results for the year ended March 2001 represents the consolidated results of The Chuo Mitsui Trust & Banking (domestic standard).

○ Restructuring plan

1. No. of directors, No. of employees, etc.

(No. of persons)

No. of directors			No. of employees		
End of Mar 2001 Actual results	End of Mar 2006 Plan	Change	End of Mar 2001 Actual results	End of Mar 2006 Plan	Change
22	19	-3	7,362	5,000	-2,362

(Note) Three-company consolidated basis
The number of employees are the total of office and general affairs workers, and also includes the number of company members being transferred to other companies.
Part-time employees, temporary workers, and dispatched workers are not included.

2. Domestic branches

(No. of branchs)

Domestic branches		
End of Mar 2001	End of Mar 2006	Change
161	73	-88

(Note) Main branch of Mitsui Asset Trust & Banking is not included.
Representative offices and agents are not included. All overseas branches have been closed.

3. Costs

(100 million yen)

Costs								
			Personnel costs			Non-personnel costs		
End of Mar 2001 Actual results	End of Mar 2006 Plan	Change	End of Mar 2001 Actual results	End of Mar 2006 Plan	Change	End of Mar 2001 Actual results	End of Mar 2006 Plan	Change
1,784	1,403	-381	777	639	-138	928	696	-233

(Note) Three-company consolidated basis. Costs, etc.are not included.